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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2003

ALLIED DOMECQ PLC

(Exact name of Registrant as specified in its Charter)

ALLIED DOMECQ PLC

(Translation of Registrant's name into English)

The Pavilions
Bridgwater Road
Bedminster Down
Bristol BS13 8AR
England

(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

        Form 20-F: ☒        Form 40-F: ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

        Yes: ☐        No: ☒

        If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394)

First Supplementary Bidder's Statement

1      Introduction

        This document is a supplementary bidder's statement. It is the first supplementary bidder's statement issued by Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394) (Bidder) (a wholly owned subsidiary of Allied Domecq PLC (registered in England and Wales under company number 3771147) (Allied Domecq) in relation to Bidder's off-market takeover bid for all the ordinary shares in Peter Lehmann Wines Limited (ACN 059 347 910) (PLW) (the Offer) (First Supplementary Bidder's Statement).

        This First Supplementary Bidder's Statement supplements, and should be read together with, Bidder's bidder's statement dated 22 September 2003 (Original Bidder's Statement).

2      Additional information

        2.1    Announcement by PLW board

        On 23 and 24 September 2003, PLW made an announcements to ASX with recommendations in relation to the Offer. Copies of those announcements are annexed to this First Supplementary Bidder's Statement as Annexure A.

        2.2    Announcement by Hess Group Australia Pty Ltd

        On 23 September 2003, Hess Group Australia Pty Ltd (Hess) gave notice to ASX that it had varied the offer by Hess for all the shares in PLW dated 23 September 2003 by increasing the offer price to $3.85, and had declared that offer free of all remaining conditions. A copy of the announcement is annexed to this First Supplementary Bidder's Statement as Annexure B. Hess also announced that it had completed dispatch of its offers to PLW shareholders.

        2.3    Letter from Allied Domecq

        A letter from Allied Domecq is being dispatched to PLW shareholders to whom the Original Bidder's Statement is being sent. A copy of the letter is annexed to this First Supplementary Bidder's Statement as Annexure C.

3      Amendment to Original Bidder's Statement

        The Original Bidder's Statement is amended by deleting the text and graph on page 3 of the Original Bidder's Statement immediately under the heading "The Offer Represents a Substantial Premium to the Hess Offer" and prior to the next heading on that page.

4      Other information

        Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this First Supplementary Bidder's Statement.

        A copy of this First Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this First Supplementary Bidder's Statement.

        Signed on behalf of Bidder following a resolution of the directors of Bidder.

/s/ GEOFFREY GIBSON Geoffrey Gibson—Director Allied Domecq Wines Australia Pty Ltd
Dated: 24 September 2003

Annexure A—PLW announcements in response to Offer

[PETER LEHMANN WINES LETTERHEAD]

23 September 2003

Takeover Offer for Peter Lehmann Wines
by Allied Domecq

        Peter Lehmann Wines Limited ("PLW") was yesterday served with a Bidder's Statement by Allied Domecq PLC ("Allied") under which it will make a cash takeover offer for all of PLW's issued shares (the "Allied Offer").

        The Allied Offer is for $3.85 cash per PLW share (subject to Allied's shareholding increasing from 14.53% to 51%), with the potential for it to be increased by $0.15 cash per share to $4.00 cash per PLW share if Allied and its associates achieve a relevant interest of at least 90% in PLW.

        PLW shareholders on the register today will be able to retain the 5.5 cent final dividend payable on 6 October 2003. Inclusive of the final dividend, the consideration per share under the Allied Offer is $3.905 at the low end and $4.055 at the high end.

        The Allied Offer is being made to all PLW shareholders and optionholders who exercise their options during the offer period.

        The Allied Offer is a higher priced alternative to the takeover offer which is being made by a subsidiary of the Hess Group AG of $3.50 cash per PLW share, as announced on 29 August 2003 (the "Hess Offer"). Under the Hess Offer, PLW shareholders will also be able to retain the final dividend. The Allied Offer is 10.0% higher than the Hess Offer (at the low end price of $3.85) and 14.3% higher than the Hess Offer (at the higher end price of $4.00).

        The Allied Offer is subject to a number of conditions, including a 51% minimum acceptance condition and Foreign Investment Review Board ("FIRB") approval. A summary of the principal conditions of the Allied Offer is attached.

        The Allied Offer has been considered by the Independent Directors of PLW, who are Mr Richard England, Mr Neil Lister, Mr Harold Tilley and Mr Robert Edwards. In considering the Allied Offer, the Independent Directors have given careful consideration to the terms and conditions of both the Allied and Hess Offers, as well as to other relevant matters.

        In particular, the Independent Directors note that in order for PLW shareholders to receive the higher value from Allied of $4.00 per PLW share, it will need the acceptance of Mr Peter Lehmann for his personal shareholding of 10.5%. The Independent Directors understand that Mr Peter Lehmann does not intend to accept the Allied Offer and, as such, unless Mr Peter Lehmann or Allied change their mind, the $4.00 higher value will not be available to shareholders.

        Having regard to all matters, and noting the higher price under the Allied Offer, three of the Independent Directors, being Messrs England, Lister and Tilley, recommend that PLW shareholders accept the Allied Offer for all of their shares, subject to no higher offer emerging.

        In the opinion of those Independent Directors the Allied Offer, priced at 10% above the Hess Offer and conditional upon a minimum 51% change of shareholder control to Allied, is in the interests of all shareholders and is recommended by them above the Hess Offer which is stated to preserve the integrity of PLW, its brands and business in its present form without the requirement for a 51% change of shareholder control; the Hess offer being conditional on a 35% minimum acceptance condition.

        The remaining three PLW directors, Mr Robert Edwards, and Independent Director, the Managing Director, Mr Doug Lehmann and Mr Roger Wilson, both of whom are not Independent Directors by reason of their close association with Peter Lehmann, are not of that opinion.

        The Independent Directors note that they are not aware of Hess' intention with respect to the higher Allied Offer. However, in the event that there was an improvement in the Hess Offer, the Independent Directors would consider such improvement at that time and having regard to the interests of all shareholders.

        The recommendations of all PLW directors, whether favouring Allied or Hess, will be set out in the Target Statement which will be despatched to shareholders in the week commencing 29 September 2003. PLW shareholders should await that document before taking any action in relation to either offer.

        PLW has consented to the early despatch of both the Hess and Allied Bidders' Statements and shareholders should receive both documents this week.

        The Allied Offer represents:

  •
  an opportunity for all shareholders to exit PLW at an attractive price, at a time when the concentration on the share register creates considerable uncertainty as to the future ability of all shareholders to exit at this price;

  •
  a premium of 18.1% and 22.7% (based on $3.85 and $4.00 respectively) over the three month volume weighted PLW share price of $3.26 prior to the announcement of the Hess Offer (adjusted to exclude share purchases by Allied);

  •
  a premium of 11.9% and 16.3% (based on $3.85 and $4.00 respectively) to PLW's closing share price of $3.44 on 28 August 2003, being the last trading day prior to the announcement of the Hess Offer; and

  •
  an attractive multiple for PLW of 19.1 times 2003 EBIT and 26.5 times 2003 profits after tax (based on $3.85), and 19.7 times 2003 EBIT and 27.5 times 2003 profits after tax (based on $4.00), all of which compare favourably with other transactions in the Australian wine sector.

        PLW shareholders that have any questions should contact PLW's shareholders information line on 1800 008 842.

Press Enquiries:
Richard England
Chairman
Mob: 0419 806 674

Appendix 1

Summary of Conditions of the Offer

  •
  51% minimum Acceptance:    Allied Domecq and its associates have relevant interests in at least 51% of the PLW shares.

  •
  FIRB Approval:    The Commonwealth Treasurer confirms that there are no objections to the acquisition of 100% of the PLW shares by Allied Domecq in terms of the government's foreign investment policy.

  •
  No material effect:    No event, matter or thing occurs, is announced or becomes known by Allied Domecq prior to the close of the Offer, which will, or is reasonably likely to have, a material adverse effect on the business, financial position and performance, assets and liabilities or profitability or prospects of PLW or any of its subsidiaries (including, but not limited to, any announcement by PLW that it expects net profit after tax for the financial year ending 30 June 2004 to be less than 90% of the figure recorded for the financial year ended 30 June 2003), but excluding the incurring of any costs associated with the takeover offers for PLW of not more than $3.5 million or in relation to the termination of the distribution agreement with the Hess Group at a cost of not more than US$850,000.

  •
  No significant transactions by PLW:    None of PLW or its subsidiaries entering into, announcing an intention to enter into, disclosing the existence of or otherwise becoming subject to a material transaction (including an acquisition, disposal or services agreement) which could be reasonably expected to result in a material adverse change in the assets, liabilities, financial position, profitability, prospects or manner of conduct of PLW's business. For the purposes of this condition: (1) $5 million will be regarded as material; and (2) costs associated with the takeover offers for PLW of not more than $3.5 million and costs arising from the termination of the distribution agreement with the Hess Group of not more than US$850,000 will be excluded from the calculation.

  •
  No persons exercising rights under certain agreements or instruments:    Other than distributors in respect of any distribution agreement in relation to PLW products or financiers of the PLW Group in respect of group financing arrangements, there is no person exercising, purporting to exercise or stating an intention to exercise, rights of termination or acceleration (or other adverse rights) under an agreement binding PLW (or affecting its assets), to an extent which is material in the context of PLW Group taken as a whole.

  •
  No adverse interests:    The Target's Statement not revealing the existence or assertion of any third party rights (or absence of PLW rights) in intellectual or real property relating to the PLW business which could reasonably be expected to materially impact on the ability of PLW to conduct its business in the manner it has been conducted prior to the announcement of the Offer.

  •
  Prescribed occurrences:    No prescribed occurrences (being the occurrences listed in section 652C of the Corporations Act) occurring in relation to PLW or its subsidiaries prior to the close of the Offer (other than an issue of shares on the exercise of PLW options).

        Please note that if these conditions are satisfied or waived shareholders who have accepted the Allied Offer will receive the $3.85. Shareholders will only receive the higher $4.00 offer price per share if Allied succeeds in acquiring an interest in 90% or more of PLW Shares.

[PETER LEHMANN WINES LETTERHEAD]

24 September 2003

Revised Takeover Offer for Peter Lehmann Wines by Hess Group

        Peter Lehmann Wines Limited ("PLW") received notice yesterday from Hess Group ("Hess") of its increased takeover offer of $3.85 cash per PLW share (the "Revised Hess Offer"). Hess also announced that it has waived all remaining conditions to its offer, making the Revised Hess Offer wholly unconditional.

        The Revised Hess Offer of $3.85 compares with the Allied Offer announced on 22 September 2003 of $3.85. Under the Allied Offer, there is also the potential for the consideration to be increased to $4.00 cash per PLW share if Allied and its associates achieve a relevant interest of at least 90% in PLW.

        In relation to the higher end Allied Offer of $4.00 the Directors of PLW do not believe this price can be achieved by PLW shareholders because Mr. Peter Lehmann has confirmed that he does not intend to accept the Allied Offer. Moreover, the Allied Offer remains subject to a number of conditions including achieving a 51% shareholding in PLW. Allied currently owns 14.53% of PLW.

        A majority of the Independent Directors (Messrs. England, Lister and Tilley) have considered the Revised Hess Offer and, after allowing for the fact that it offers the same price per PLW share as the lower end Allied Offer (of $3.85), the unconditionality of the Revised Hess Offer and the undertaking of Hess to pay accepting shareholders within 5 days, they recommend that PLW shareholders accept the Revised Hess Offer for all of their shares, subject to no higher offer emerging.

        These Independent Directors note that their recommendation is for shareholders to accept for all of their PLW shares, rather than for only part of their shareholding as this carries with it a number of potential implications in remaining as a minority shareholder of PLW. These will be discussed in the Target Statement.

        These Independent Directors are not aware of the intention of Allied Domecq. If Allied Domecq were to improve its offer, they would need to reconsider their recommendation. In this regard PLW shareholders may prefer to await further developments.

        Mr. Robert Edwards, an Independent Director, recommends that PLW shareholders accept the Revised Hess Offer for all their shares.

        Messrs. Doug Lehmann and Roger Wilson, who are not regarded as Independent Directors of PLW for the purpose of the Independent Directors' recommendation, intend in the Target Statement to recommend that shareholders accept the Revised Hess Offer.

        The Board of PLW is currently preparing its Target Statement which will be sent to shareholders during the week commencing 29 September 2003. Shareholders should in any event wait to receive the Target Statement and carefully consider its contents before making a decision.

        PLW shareholders that have any questions should contact PLW's shareholder information line on 1800 008 842.

Press Enquiries:
Richard England
Chairman
Mob: 0419 806 674

Annexure B—Announcement by Hess

Gilbert Tobin Lawyers
[Letterhead]

TO	Manager, Company Announcements Platform	FROM	Rachel Launders
AT	Australian Stock Exchange Limited	DIRECT LINE OUR REF	02 9263 4143 RAL:231411
FACSIMILE	1900 999 279	PAGES	10
DATE	22 September 2003

This facsimile is solely for the use of the addressee and may contain information which is confidential or privileged.
If you receive this facsimile in error, please notify us immediately and we will arrange for its return at our expense.
Liability limited by the Solicitors Scheme approved under the Professional Standards Act 1994 (NEW).

HESS GROUP AUSTRALIA PTY LIMITED / PETER LEHMANN WINES LIMITED TAKEOVER OFFER

HESS GROUP
[LOGO]

HESS GROUP AUSTRALIA PTY LIMITED ("HESS") OFFER
FOR PETER LEHMANN WINES LIMITED ("PLW")

X        INCREASED TO $3.85 PER SHARE

X        DECLARED UNCONDITIONAL

        Hess has today increased its takeover offer for PLW to $3.85 cash per share and has waived all of the remaining conditions to its offer, including the 35% minimum acceptance condition.

        Shareholders on the register today will retain the 5.5 cents per share dividend, effectively increasing the total consideration to $3.905 per share.

        The offer by Hess now has no conditions.

        The offer will also be varied so that accepting shareholders will be paid within 5 days of acceptance.

        In contrast to the recently announced conditional offer by Allied, the Hess offer

  •
  has no conditions;

  •
  can be accepted for part or all of a PLW shareholding; and

  •
  allows payment to shareholders within 5 days of acceptance.

PLW shareholders should be aware that only the Hess offer is capable of acceptance with certainty. The Hess offer is unconditional.

        Under the Hess offer of $3.85 cash per share, those shareholders who wish to maintain some level of investment in PLW have the opportunity to do so as they may accept the Hess offer for part of their shareholding in PLW. This course of action would provide PLW shareholders with a continuing investment in what has been a very successful company to date.

        The Hess offer also provides all PLW shareholders with the opportunity to sell all of their PLW shares with certainty at $3.85 per share, with no brokerage costs, and to be paid within 5 days.

See attached comments on the Hess and Allied offers.

Enquiries
Paul Young	Dr Max Lienhard
Director	Chairman & CEO
Baron Partners Limited	Hess Group AG
(corporate adviser to Hess)
T: (02) 9232 5500	T: +41 31 970 3131 (ABST minus 8 hours)
M: 0419 225 726	M +41 79 384 5293
23 September 2003

COMMENTS ON THE HESS AND ALLIED OFFERS

Allied Offer

  •
  Allied is offering to buy all of your PLW Shares for $3.85 cash per share.

  •
  That figure would increase by 15 cents per share if Allied and its associates have a relevant interest in at least 90% (by number) of the PLW Shares at the end of the Offer Period.

Hess Comment

        Allied's $3.85 per share offer is highly conditional, including a 51% minimum acceptance condition.

        Allied's potential increased consideration of 15 cents will not be available to PLW shareholders as it requires Allied to reach 90% of PLW—the independent directors of PLW have stated that they understand that Peter Lehmann, who owns more than 10% of PLW, does not intend to accept the Allied offer.

Allied Statement

        "The Future Success of PLW Will Be Assured. This [Allied] Offer is in the best interests of all shareholders and gives the PLW brands, under new management, the opportunity to grow and achieve greater success."

Hess Comment

        Under the Allied offer, the only way PLW shareholders can participate in "the opportunity to grow and achieve greater success", as stated by Allied, is to not accept it. The Allied offer does not allow PLW shareholders to accept for part of their shareholding.

        The Hess offer, by contrast, allows PLW shareholders to elect to share in the future growth and success of PLW by accepting for only part of their shareholding. Alternatively, PLW shareholders can elect to accept the Hess offer for all of their shares.

Allied Statement

        "You may accept the [Allied] offer only in respect of all your PLW Shares."

Hess Comment

        You can accept the Hess offer for all or part of your PLW shareholding.

Allied Offer

        Dividend Policy (in circumstance of Allied acquiring over 51% but less than 90% of PLW shares)

        ".... Allied Domecq intends that PLW consider whether it is appropriate to increase its forward capital expenditure program and working capital to further the growth of the PLW Group. To the extent that this occurs, it may require PLW's current dividend policy to be revised, with a greater proportion of PLW's profits being retained in order to fund growth.

Hess Comment

        Hess has no such intention of reviewing and revising the PLW dividend policy, as Hess considers this could be detrimental to all shareholders.

Allied Offer

        The Allied offer is subject to a number of conditions, namely:

  •
  51% minimum acceptance;

  •
  FIRB approval;

  •
  No material adverse change in PLW's financial position;

  •
  No prescribed occurrences;

  •
  No notice of termination of agreements which PLW is a party to; and

  •
  No disclosure of third party rights in intellectual and real property which could materially impact on PLW's ability to carry on its business.

Hess Comment

        The Hess offer is unconditional.

Allied Offer

        "... you will be paid one month after the later of the date you accept and the date the Offer becomes, or is declared, unconditional and, in any event, no later than 21 days after the Offer closes."

Hess Comment

        Under the Hess offer you will be paid within 5 days after you accept.

GILBERT TOBIN LETTERHEAD [LAWYERS]

22 September 2003

The Directors
Peter Lehmann Wines Limited
Off Pata Road
Tanunda SA 5352

Dear Sirs

        PETER LEHMANN WINES LIMITED—HESS GROUP AUSTRALIA PTY LIMITED TAKEOVER OFFER

        On behalf of Hess Group Australia Pty Limited (ACN 105 956 732) (Hess Australia), we advise that, under section 650F of the Corporations Act, Hess Australia has freed its takeover offer for all of the shares in Peter Lehmann Wines Limited (PLW) from all conditions.

        Hess Australia currently has voting power in PLW of 5.4%.

Yours faithfully
 GILBERT + TOBIN

/s/  RACHEL LAUNDERS
Rachel Launders

Liability limited by the Solicitors Scheme approved under the Professional Standards Act 1994 (NSW)

GILBERT TOBIN LETTERHEAD [LAWYERS]

23 September 2003

The Manager
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

        TAKEOVER BID FOR PETER LEHMANN WINES LIMITED (ACN 059 247 910)—SUPPLEMENTARY BIDDER'S STATEMENT

        We act for Hess Group Australia Pty Limited (ACN 105 956 732) (Hess Australia).

        Pursuant to section 647(3) of the Corporations Act, we enclose a copy of the Second Supplementary Bidder's Statement dated 23 September 2003 which was lodged with ASIC and sent to Peter Lehmann Wines Limited by Hess Australia today.

Yours faithfully
 GILBERT + TOBIN

/s/  RACHEL LAUNDERS
Rachel Launders
Enc.

Liability limited by the Solicitors Scheme approved under the Professional Standards Act 1994 (NSW)

SECOND SUPPLEMENTARY BIDDER'S STATEMENT BY HESS GROUP AUSTRALIA PTY LIMITED
ACN 105 956 732

        This is a Supplementary Bidder's Statement pursuant to section 643 of the Corporations Act 2001 (Cth).

        It supplements and should be read together with the Bidder's Statement dated 5 September 2003 and Supplementary Bidder's Statement dated 17 September 2003, given by Hess Group Australia Pty Limited to Peter Lehmann Wines Limited. This Second Supplementary Bidder's Statement will prevail in the event of any inconsistency with the Bidder's Statement or First Bidder's Statement.

        Unless otherwise defined, the terms defined in the Bidder's Statement have the same meaning where used in this Supplementary Bidder's Statement.

        This document was lodged with ASIC on and is dated 23 September 2003 and was given to PLW on that date. ASIC takes no responsibility for the contents of this Supplementary Bidder's Statement.

ANNOUNCEMENT OF INCREASE IN CONSIDERATION OF BID FUNDING

        On 23 September 2003, Hess Group Australia announced that it was proposing to vary its offer by increasing the consideration to $3.85 for each PLW Share. As a result of this, the maximum consideration payable by Hess Group Australia under the Offer, if acceptances are received in respect of all PLW Shares on issue, will be $143.65 million or, if all PLW Options are exercised during the Offer Period, $146.18 million.

        The Hess Facility has been extended to provide additional funds of CHF13,000,000 (approximately $14,000,000), to meet Hess' obligations to pay the bid consideration to PLW Shareholders.

        The intra-group arrangements between Hess, Hess Group Australia Holdings and Hess Group Australia have also been amended to provide for the payment of the additional funds, on the same terms as are disclosed in paragraph 6.2 of the Bidder's Statement.

APPROVAL BY DIRECTORS

        This Second Supplementary Bidder's Statement has been approved by a unanimous resolution passed by the Directors of Hess Group Australia Pty Limited.

Dated:    23 September 2003

/s/ PAUL YOUNG signed by Paul Young, Director
For and on behalf of Hess Group Australia following a resolution of the directors of Hess Group Australia.

HESS GROUP AUSTRALIA PTY LIMITED
(ACN 105 958 732)

OFF-MARKET TAKEOVER BID FOR PETER LEHMANN WINES LIMITED
NOTICE OF VARIATION IMPROVING CONSIDERATION OFFERED AND WAIVER OF CONDITIONS

TO:	Peter Lehmann Wines Limited (ABN 53 059 247 910)(PLW).
AND TO:	Australian Stock Exchange Limited.
AND TO:	Each person to whom Hess Group Australia Pty Limited (Hess Group Australia) has made an off-market takeover offer dated 23 September 2003.

        Hess Group Australia hereby gives notice that it varies its off-market offer for ordinary shares in PLW dated 23 September 2003 (Offer) by:

          (a)   increasing the cash component of the Offer by 35 cents for each PLW ordinary share so that the consideration offered becomes $3.85; and

          (b)   reducing the period in which it will provide the consideration to shareholders from the earlier of one month after the Offer is validly accepted and 21 days after the end of the Offer Period, to 5 days after the Offer is validly accepted.

        Accordingly, the Offer is varied by:

          (a)   replacing each of the references to "$3.50" with "$3.85"; and

          (b)   replacing the paragraphs 10.9(a) and (b) of the Offer with the following:

            "(a)     Subject to this section and the Corporations Act, Hess Group Australia will provide the consideration for Your Accepted Shares within 5 days after the Offer is accepted. Under no circumstances will interest be paid on the consideration for Your Shares under this Offer, regardless of any delay in making payment or any extension of this Offer.

             (b)   Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

              (i)    if that document is given with your acceptance, Hess Group Australia will provide the consideration in accordance with paragraph (a); and

              (ii)   if that document is given after acceptance, Hess Group Australia will provide the consideration within 5 days after the document is given."

        This notice of variation has been approved by a resolution passed at a meeting of the directors of Hess Group Australia held on 23 September 2003.

        This Notice of Variation is dated 23 September 2003.

        Signed for and on behalf of Hess Group Australia.

/s/ PAUL ANTONY YOUNG Paul Antony Young Director

A copy of this Notice of Variation was lodged with the Australian Securities and Investments Commission on 23 September 2003. The Commission takes no responsibility for the contents of this Notice of Variation.

Annexure C—Letter from Allied Domecq

        [ALLIED DOMECQ LETTERHEAD]

23 September 2003

Dear Shareholder

        The future of Peter Lehmann Wines Limited (PLW) and your investment in it has now been made an issue which only you and your fellow shareholders can decide. On 29 August 2003, the Swiss owned Hess Group Australia Pty Ltd (Hess) announced its intention of making a bid of $3.50 per share for your company.

        Allied Domecq PLC, through its wholly owned subsidiary Allied Domecq Wines Australia Pty Ltd (Bidder), has announced a counter $3.85 per share cash offer for all your PLW shares (the Offer). This Offer will increase to $4.00 if Bidder and its associates have a relevant interest in at least 90% (by number) of PLW shares (including the shares it already holds) at the end of the offer period. We will also enable qualifying shareholders to retain the fully-franked dividend of 5.5 cents per share, so the potential maximum price per share offered would be $4.055 (see below).

        Allied Domecq PLC, the parent company of Bidder, currently has a relevant interest in approximately 14.5% of PLW ordinary shares on issue.

        You should be aware that on 23 September 2003, Hess announced an increase in its offer to $3.85 and declared its offer unconditional. However, we believe that the Hess offer would not serve PLW's future interests, as I shall explain later.

        We are great admirers of the Peter Lehmann wines, which are inextricably linked with the Barossa, one of Australia's finest wine growing regions and justifiably respected the world over.

        Consumer demand for Australian wines is growing, especially in the US, the UK, Scandinavia and in Duty Free. We believe that the strength and reach of the Allied Domecq World Wines (ADWW) network can give the Peter Lehmann brands the level of support and access to these (and other) markets that they deserve.

        The Peter Lehmann Wines brands would join the focused family of premium brands managed by ADWW and would play a key role in the portfolio. They would be marketed and distributed alongside brands like Clos du Bois, a brand leader in the US, and Montana, which has achieved market prominence in the UK.

        The ADWW culture is based upon the principle of confederation. Our small central team directs investment decisions, fosters the transfer of ideas and utilises the overall scale of the ADWW business where real benefit may be gained by all the wine businesses (in areas like distribution and procurement), while affording autonomy at a local operational level. This gives the wine businesses maximum flexibility and sovereignty in their regions.

        If our Offer is successful, Peter Lehmann Wines would join this confederation of wine businesses and would continue to operate with significant local autonomy. This will mean:

  •
  The identity and integrity of PLW as the pre-eminent Barossa winemaker will be maintained. PLW's Barossa heritage and winemaking techniques would be cherished;

  •
  PLW will have real access to real cost savings—our seven wine businesses together with our three wine-related businesses (Harvey's sherry, Cockburn's port and Courvoisier cognac) can and do buy bottles, cork and barrels more cheaply than a single stand-alone business;

  •
  PLW employees will have the opportunity to share ideas with other premium wine businesses around the world; and

  •
  PLW will be able to access the capital and talent readily available from the wider Allied Domecq group and necessary to support its future growth.

The Offer

        Our Offer is $3.85 per PLW share for all your PLW shares. That figure will increase to $4.00 if Bidder and its associates have a relevant interest in at least 90% of the issued share capital of PLW when the offer closes.

        In addition, PLW shareholders will be entitled to retain the fully franked final PLW dividend of 5.5 cents per share if they are the registered holder of PLW shares on the record date of 23 September 2003.

        Taken together, the total value of our Offer (for shareholders entitled to the dividend) is $3.905 per PLW share. The value of the Offer will increase to $4.055 per PLW share if Bidder and its associates have a relevant interest in 90% of the issued share capital of PLW when the Offer closes.

        Our Offer is generous and represents a premium of:

  •
  at $3.85, 28.3% over the weighted average share price of $3.00 per PLW share(1) in the six months prior to the announcement of the Hess offer; and

  •
  at $4.00, 33.3% over that price.

        Although Hess has unconditionally offered $3.85 per PLW share, we believe that to allow Hess to become the controlling shareholder in PLW could leave your company at a strategic disadvantage and could leave you as shareholders in a disadvantageous position—especially if Hess achieves a substantial stake, in which event the future liquidity of your PLW shares could be severely impaired.

        Our Offer is subject to various conditions, which are set out in the enclosed Bidder's Statement, which you should read carefully. These include a minimum acceptance condition of 51% and Foreign Investment Review Board approval, which has been applied for and which we expect to obtain in due course.

        Our Offer is scheduled to close at 6:00pm (Sydney time) on 24 October 2003. Details of how to accept the Offer are set out in section 1 of the enclosed Bidder's Statement and Acceptance Form.

        Please be aware that as Hess announced its increased offer after the enclosed Bidder's Statement was printed, you should ignore all the material on page 3 of that document under the heading "The Offer Represents a Substantial Premium to the Hess Offer". Bidder will lodge a Supplementary Bidder's Statement which deletes that material.

        If you have any questions about the Offer or how to accept the Offer, please contact the Peter Lehmann Wines Offer Information Line on 1300 766 699 (for calls made from within Australia), or +61 2 9240 7458 (for calls made from outside Australia), or contact your broker or financial adviser. Please note that the Corporations Act requires calls to the above number to be recorded.

        I firmly believe that our Offer provides you with the opportunity to realise a fair price for all of your PLW shares. I am confident that the Offer is in the best interests of all holders of PLW shares and secures the future success of the company.

(1)
Weighted average price rounded to two decimal places. The amount has been calculated using daily closing price weighted by daily volume over the period from 26 February 2003 to 26 August 2003.

        Ensuring the growth of Peter Lehmann Wines will mean a secure future for the business, its brands, the wine growers of the Barossa and the employees who have made the company succeed so far.

        I encourage you to accept the Offer as soon as possible.

Yours faithfully,

/s/  PHILIP BOWMAN

Philip Bowman
Chief Executive
Allied Domecq PLC

Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394)

Second Supplementary Bidder's Statement

1      Introduction

        This document is a supplementary bidder's statement. It is the second supplementary bidder's statement issued by Allied Domecq Wines Australia Pty Ltd (ACN 106 330 394) (Bidder) (a wholly owned subsidiary of Allied Domecq PLC (registered in England and Wales under company number 3771147) (Allied Domecq) in relation to Bidder's off-market takeover bid for all the Peter Lehmann Wines Limited (ACN 059 347 910) (PLW) shares (the Offer) (Second Supplementary Bidder's Statement).

        This Second Supplementary Bidder's Statement supplements, and should be read together with, Bidder's:

  •
  bidder's statement dated 22 September 2003 (Original Bidder's Statement); and

  •
  first supplementary bidder's statement dated 24 September 2003 (which, among other things, annexed a copy of the letter from the Chief Executive of Allied Domecq sent together with the Original Bidder's Statement).

2      Additional information

        2.1    Improvement in consideration to $4.00

        On 25 September 2003, Bidder announced that it was proposing to vary its offer:

          (a)   by increasing the First Tier Consideration under the Offer to $4.00 a share in cash (subject to satisfaction or waiver of the conditions in section 9.6 of the Original Bidder's Statement); and

          (b)   by deleting the obligation to pay Second Tier Consideration.

        A copy of this announcement is annexed to this Second Supplementary Bidder's Statement as Annexure A.

        As a result of this, the maximum consideration payable by Bidder under the Offer, if acceptances are received in respect of all PLW Shares on issue, will remain as disclosed in section 6.1 of the Original Bidder's Statement. Further details of how the Bidder will fund the Offer Amount are set out in section 6 of the Original Bidder's Statement.

        A copy of a notice of variation (Notice of Variation) under section 650D of the Corporations Act varying the terms of the Offer is annexed to this Second Supplementary Bidder's Statement as Annexure B.

        A copy of the Notice of Variation will be sent to each person registered as holder of PLW Shares in the register of PLW shareholders at open of business (Sydney time) on the Register Date.

        2.2    Satisfaction of FIRB approval condition

        On 25 September 2003, Bidder also announced that the condition in section 9.6(b) of the Original Bidder's Statement (FIRB approval) had been satisfied.

        2.3    Announcement by PLW in relation to improved Offer

        On 26 September 2003, PLW made an announcement in relation to the Offer. A copy of this announcement is annexed to this Second Supplementary Bidder's Statement as Annexure C.

        2.4    Letter from Allied Domecq

        A letter from Allied Domecq is being dispatched to PLW shareholders to whom the Notice of Variation is being sent. A copy of the letter is annexed to this Second Supplementary Bidder's Statement as Annexure D.

3      Amendments to Original Bidder's Statement

        The Original Bidder's Statement is amended by:

          (a)   deleting the following words on the front cover:

      "for $3.85 a share or $4.00 a share if Allied Domecq Wines Australia Pty Ltd and its associates have a relevant interest in at least 90% (by number) of shares at the end of the Offer Period."

    and substituting the following:

      "for $4.00 a share.";

          (b)   deleting the word "higher" in the first bullet point on page 1 in the section "Why You Should Accept the Offer";

          (c)   replacing each reference to "At the higher price of $4.00 per PLW Share" with "At a price of $4.00 per PLW Share" in the section "Why You Should Accept the Offer";

          (d)   deleting the line marked "$3.85", and the code marked "$3.85"on the graph under the first bullet point on page 1 in the section "Why You Should Accept the Offer";

          (e)   deleting the third bullet point (and related footnote) on page 1 in the section "Why You Should Accept the Offer";

          (f)    deleting the second bullet point on page 2 in the section "Why You Should Accept the Offer";

          (g)   replacing the words "These multiples exceed" with the words "This multiple exceeds" in the second bullet point on page 2 in the section "Why You Should Accept the Offer";

          (h)   inserting the contents of Annexure E of this Second Supplementary Bidder's Statement at the top of page 3 in the section "Why You Should Accept the Offer";

          (i)    deleting the text in the first bullet point under the heading "You will receive a substantial premium, in cash, for Your PLW Shares and incur no brokerage" on page 3 in the section "Why You Should Accept the Offer" and substituting the following:

      "By accepting the Offer you will (subject to the satisfaction of the conditions of the Offer), receive $4.00 cash per share.";

          (j)    deleting the words in the box to the right of the heading "The Offer" in section 1 titled "Summary of the Offer and How to accept it" and substituting:

      "Bidder offers to buy all of Your PLW Shares for $4.00 cash per share on the terms set out in section 9 of this Bidder's Statement.";

          (k)   deleting the second sentence of the fourth paragraph in section 7.2 and substituting the following:

      "The capital proceeds of the CGT event will be the Offer price of $4.00 per PLW Share received by each shareholder in respect of the disposal of the PLW Shares.";

          (l)    deleting the words "of $3.85 or $4.00" wherever they appear in sections 7.3(a), 7.3(b)(1) and 7.3(b)(2) and substituting the following:

      "of $4.00";

          (m)  omitting section 8.1;

          (n)   deleting the first and second paragraphs of section 8.2; and

          (o)   deleting Annexure D.

4      Other information

        Unless the context otherwise requires, terms defined in the Original Bidder's Statement have the same meaning in this Second Supplementary Bidder's Statement.

        A copy of this Supplementary Bidder's Statement has been lodged with ASIC. Neither ASIC nor any of its officers take any responsibility for the content of this Second Supplementary Bidder's Statement.

        Signed on behalf of Bidder following a resolution of the directors of Bidder.

/s/ GEOFFREY GIBSON
Geoffrey Gibson—Director
Allied Domecq Wines Australia Pty Ltd

Dated: 26 September 2003

Annexure A—Announcement improving consideration

Allied Domecq PLC Bid for Peter Lehmann Wines Limited

Increased Base Offer of $4.00 per share

        Allied Domecq PLC (Allied Domecq), through its wholly owned subsidiary Allied Domecq Wines Australia Pty Ltd. announced today that it proposes to increase its base offer price for Peter Lehmann Wines Limited (PLW) to A$4.00 per share. The offer remains conditional on (among other things) Allied Domecq acquiring relevant interests in at least 51% of PLW's issued share capital. However, subject to satisfaction of those conditions, shareholders will receive $4.00 per PLW share, regardless of whether Bidder acquires 90% or more of the PLW Shares and therefore regardless of whether Mr. Peter Lehmann accepts the offer (or sells to another person who accepts).

        In addition, PLW shareholders will be entitled to retain the fully franked final PLW dividend of 5.5 cents per share if they were the registered holder of PLW shares on the record date of 23 September 2003.

        Allied Domecq also announced that it had received Foreign Investment Review Board clearance for its offer.

        Commenting on the increased offer, Allied Domecq Chief Executive Philip Bowman said:

        "Allied Domecq's new offer represents a clear statement of our belief in the quality of the Peter Lehmann wines, and our determination to grow PLW's brand presence both in the Australian market and internationally. We remain committed to maintaining the principles of quality and local autonomy and identity, which have built the Peter Lehmann Wines brands into the successes that they are today.

        Our new offer gives all PLW shareholders the opportunity to realise full value for all their shares. We are convinced that it is far more desirable for PLW shareholders to achieve an attractive price for all of their shares—a price that recognises and values the successes of the company than to accept partially the Hess offer and be locked in as minority holders in a company controlled by a privately owned group."

        Variation documents, including a Second Supplementary Bidders' Statement, will be lodged shortly, with formal Notices of Variation expected to be dispatched to PLW shareholders by 29 September 2003.

Further Information

        Summary information on Allied Domecq can be obtained from its website, www.allieddomceq.com. Original high-resolution photographs are available to the media free of charge at www.newscast.oo.uk +44 207 608 1000.

Allied Domecq PLC (UK)	Savage & Horrigan Australia
Media
Stephen Whitehead Director of Corporate Affairs +44 (0) 20 7009 3927/+ 44 (0) 7880 783 532	Jane Mussared Allied Domecq Spokesperson (Australia) Tel: 0404 852 813
Anthony Cardew Cardew & Co. +44 (0) 20 7930 0777	Jennifer Horrigan Savage & Horrigan Tel: 02 9268 1501/ 0414 539 441
Allied Domecq Investor Relations
Peter Durman +44 (0) 7771 974 817

PLW Shareholder Inquiries

        Inquiries from Peter Lehmann Wines shareholders will not be taken on the above numbers. All such inquiries should be directed to the Peter Lehmann Wines Offer Information Line on (Australia) 1300 766 699 or (outside Australia) +61 2 9240 7458. For legal reasons calls to these numbers will be recorded.

Annexure B—Notice of Variation

Notice of variation—improvement in consideration

Allied Domecq Wines Australia Pty Ltd ACN 106 330 394

Company notice—subsection 650D(1) Corporations Act 2001

        To:   Australian Securities and Investments Commission ("ASIC");

          Each person to whom offers were made under the takeover bid referred to in this notice; and

          Peter Lehmann Wines Limited ACN 059 347 910 ("PLW").

Allied Domecq Wines Australia Pty Ltd (Bidder) gives notice under subsection 650D(1) of the Corporations Act 2001 that:

        1.     it varies its takeover offer dated 23 September 2003 (Offer) for all of the ordinary shares in PLW (PLW Shares) which is contained in its bidder's statement dated 22 September 2003 (Bidder's Statement) by improving the consideration under the Offer so that (subject to the terms and conditions of the Offer set out in section 9 of the Bidder's Statement) persons who accept the Offer will receive $4.00 for each PLW Share instead of:

          (a)   $3.85 for each PLW Share if paragraph (b) below does not apply; or

          (b)   $4.00 for each PLW Share, if at the end of the Offer Period, Bidder and its associates have relevant interests in at least 90% (by number) of the PLW Shares;

        2.     the Offer is varied by:

          (a)   deleting section 9.1(a) of the Bidder's Statement and substituting the following:

      "Bidder offers to acquire all of Your PLW Shares for $4.00 per share (the Consideration) on and subject to the terms and conditions set out in this section 9."

          (b)   deleting section 9.5(a) of the Bidder's Statement and substituting the following:

            "(a) Subject to this section 9.5 and the Corporations Act, if you have accepted this Offer and the contract resulting from your acceptance becomes unconditional, Bidder will provide the Consideration (as set out in section 9.1(a)) to you on or before the earlier of:

              (1)   one month after the date of your acceptance or, if this Offer is subject to a defeating condition when you accept this Offer, within one month after the takeover contract resulting from your acceptance of the Offer becomes unconditional; and

              (2)   21 days after the end of the Offer Period."

          (c)   omitting section 9.5(b) of the Bidder's Statement;

          (c)   deleting section 9.5(c) of the Bidder's Statement and substituting the following:

            "(c) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney), then:

              (1)   if that document is delivered with your acceptance, Bidder will provide the Consideration in accordance with section 9.5(a);

              (2)   if that document is given after acceptance and before the end of the Offer Period, while this Offer is subject to a defeating condition, Bidder will provide the Consideration to you by the earlier of:

                (A)  one month after this Offer becomes unconditional; and

                (B)  21 days after the end of the Offer Period;

              (3)   if that document is delivered after acceptance and before the end of the Offer Period, while this Offer is not subject to a defeating condition, Bidder will provide the Consideration due to you for Your PLW Shares by the earlier of:

                (A)  one month after that document is delivered; and

                (B)  21 days after the end of the Offer Period; and

              (4)   if that document is given after the end of the Offer Period, Bidder will provide the consideration within 21 days after that document is given. However, if at the time the document is given, the takeover contract is still subject to a defeating condition that relates to a circumstance or event referred to in section 9.6(g), Bidder will provide the consideration due to you for Your PLW Shares within 21 days after the Offer becomes unconditional."

        Unless the context otherwise requires, terms defined in the Bidder's Statement have the same meaning in this notice.

        A copy of this notice was lodged with ASIC on 26 September 2003. ASIC takes no responsibility for the contents of this notice.

        Dated    26 September 2003

        Signed for and on behalf of Allied Domecq Wines Australia Pty Ltd pursuant to a resolution passed by the directors of Allied Wines Domecq Wines Australia Pty Ltd.

/s/ GEOFFREY GIBSON Geoffrey Gibson, Director

Annexure C—PLW announcement

         [PETER LEHMANN WINES LETTERHEAD]

26 September 2003

Update on Takeover Offers

        The Board notes the announcement made late yesterday by Allied Domecq proposing a $0.15 increase in offer price under its takeover offer for PLW. The revised Allied Domecq offer is now $4.00 per PLW Share but is subject to several conditions, including a 51% minimum acceptance condition. This compares with the alternative unconditional offer by Hess Group of $3.85 per PLW Share.

        The Board is reviewing both offers and will convene shortly to consider its position. An announcement will be made in due course.

        In view of the fact that the Bidders' Statements and Offer Acceptance Forms from both Allied Domecq and Hess Group are, or will shortly be, in the hands of shareholders, your Directors must advise you in the following terms:

          (a)   Acceptance of the Hess Offer

            If you accept the Hess Offer you will have sold your shares unconditionally and will be entitled to the proceeds of $3.85 per share which will be paid to you under the terms of the offer within 5 days. You will receive any increase in price that Hess may offer. After acceptance of the Hess Offer you cannot withdraw your acceptance to accept the Allied Offer.

          (b)   Acceptance of the Allied Offer

            If you accept the Allied Offer you will have sold your shares to Allied conditional on Allied acquiring 51% of the shares in the Company and subject to a number of other conditions. You will receive any increase in price that Allied may offer. After acceptance of the Allied Offer you may be unable to withdraw your acceptance to accept the Hess Offer. You will have sold at $4.00 per share subject to fulfilment of Allied's conditions. You will not be paid for your shares unless all the Allied conditions are satisfied or waived. You will not receive payment until approximately one month after such conditions are satisfied or waived.

        Your Directors believe the situation remains fluid. All Directors must advise you to take no action until Directors have met and have had an opportunity to consider their recommendation which will be in the Target's Statement in answer to both bids.

        Shareholders that have any questions should contact the shareholder information line on 1 800 008 842.

Press Enquiries:
Richard England
Chairman
Mob: 0419 806 674

Annexure D—Letter from Allied Domecq

Allied Domecq
[LOGO]

26 September 2003

Dear Shareholder

ALLIED DOMECQ BID FOR PETER LEHMANN WINES LIMITED—INCREASED BASE OFFER OF $4.00 PER SHARE

        We are pleased to enclose formal documentation increasing the base Offer by Allied Domecq Wines Australia Pty Ltd (Bidder), a wholly owned subsidiary of Allied Domecq PLC for all your shares in Peter Lehmann Wines Limited (PLW) to $4.00 per share.

        As I said in my letter of 23 September 2003, the future of PLW was made an issue by the announcement by the Swiss owned Hess Group Australia Pty Ltd (Hess) of a bid for your company. This is a crucially important issue, which only you can decide.

        At $4.00 per share, Allied Domecq's new Offer represents a 3.9% premium to the new Hess offer.

        The original conditions to the bid (including a 51% minimum acceptance level) have not been altered. However, if these conditions are satisfied or waived, you will receive $4.00 per PLW share, regardless of whether Bidder acquires 90% or more of the PLW Shares and therefore regardless of whether Mr Peter Lehmann accepts the Offer (or sells to another person who accepts).

        In addition, the Foreign Investment Review Board has approved the Offer under foreign investment laws, so this condition to the Offer is now satisfied.

        Allied Domecq's new offer represents a clear statement of our belief in the quality of the Peter Lehmann wines, and our determination to grow PLW's brand presence both in the Australian market and internationally. The Peter Lehmann Wines brands would join the focused family of premium brands managed by Allied Domecq World Wines (ADWW) and would play a key role in the portfolio, and PLW would take its place in the ADWW confederation of wine businesses. We remain committed to maintaining the principles of quality and local autonomy and identity, which have built the Peter Lehmann Wines brands into the successes that they are today.

        Our new offer gives all PLW shareholders the opportunity (subject to satisfaction of conditions) to realise full value for all their shares. We are convinced that it is far more desirable for PLW shareholders to achieve an attractive price for all of their shares—a price that recognises and values the successes of the company—than to accept partially the Hess offer and be locked in as minority holders in a company controlled by a privately owned group.

        Please note that our Offer is scheduled to close at 6:00pm (Sydney time) on 24 October 2003. Details of how to accept the Offer are set out in section 1 of the Bidder's Statement and in the Acceptance Form previously sent to you.

        If you have any questions about the Offer or how to accept it, please contact the Peter Lehmann Wines Offer Information Line on 1300 766 699 (for calls made from within Australia), or +61 2 9240 7458 (for calls made from outside Australia), or contact your broker or financial adviser. Please note that the Corporations Act requires calls to the above numbers to be recorded.

        I encourage you to accept our Offer without delay.

Yours faithfully,

Philip Bowman
Chief Executive
Allied Domecq PLC

ALLIED DOMECQ PLC
THE PAVILIONS, BRIDGWATER ROAD, BEDMINSTER DOWN, BRISTOL BS13 8AR
TELEPHONE 0117 978 5000 FACSIMILE 0117 978 5300

REGISTERED OFFICE AS ABOVE. REGISTERED IN ENGLAND & WALES NUMBER. 3771147

Annexure E—Insert to page 3 of Original Bidder's Statement

THE OFFER REPRESENTS A PREMIUM TO THE HESS OFFER

  •
  At $4.00, the Offer represents a 3.9% premium to the price offered by Hess Group Australia.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

30 September, 2003
ALLIED DOMECQ PLC
	By:	/s/ CHARLES BROWN
	Name:	Charles Brown
	Title:	Director of Secretariat & Deputy Company Seceretary

QuickLinks

Takeover Offer for Peter Lehmann Wines by Allied Domecq
Revised Takeover Offer for Peter Lehmann Wines by Hess Group
SECOND SUPPLEMENTARY BIDDER'S STATEMENT BY HESS GROUP AUSTRALIA PTY LIMITED ACN 105 956 732
HESS GROUP AUSTRALIA PTY LIMITED (ACN 105 958 732)
OFF-MARKET TAKEOVER BID FOR PETER LEHMANN WINES LIMITED NOTICE OF VARIATION IMPROVING CONSIDERATION OFFERED AND WAIVER OF CONDITIONS
Update on Takeover Offers
ALLIED DOMECQ BID FOR PETER LEHMANN WINES LIMITED—INCREASED BASE OFFER OF $4.00 PER SHARE
THE OFFER REPRESENTS A PREMIUM TO THE HESS OFFER
SIGNATURE